EXHIBIT 99.1

AMARC ANNOUNCES UPCOMING CONFERENCE PARTICIPATION

January 21, 2026 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to provide details of its participation at several upcoming conferences.

“2025 was a transformative year for Amarc. We reported meaningful advancements across the JOY, DUKE and IKE copper-gold districts. This is highlighted by the successful expansion of the AuRORA Discovery, a high grade near surface, gold-rich porphyry copper-gold-silver deposit in the emerging JOY Districti. With a rare combination of high gold with strong copper and silver grades, deposit geometry, continuity of mineralization, AuRORA stands out as one of the most important recent porphyry copper-gold discoveries in British Columbia; it has all the hallmarks of a Tier One asset in the making,” said Amarc President and CEO, Dr. Diane Nicolson. “The upcoming events are a great opportunity to connect with investors and industry peers.  We look forward to meeting with you as we all embark on another exciting year!”

CONFERENCE DETAILS

Vancouver Resource Investment Conference

Vancouver Convention Centre West

President & CEO Diane Nicolson and Executive Chair Robert Dickinson will attend.

•	Exhibit Hall: Booth #300 January 25-26

2026 AME Roundup Conference

Vancouver Convention Centre East

President & CEO Diane Nicolson, Executive Chair Robert Dickinson and key members of technical team will attend.

•	Exhibit Hall: Booth #1001 January 26-29

•	Core Shack: Booth #919 January 26-27 Featuring the AuRORA Cu-Au-Ag Discovery

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Technical Presentation in Ballroom A/B: January 26 at 1:35 pm

“The AuRORA High-Grade Porphyry Cu-Au-Ag Discovery – A New Exploration Narrative for the Southern Toodoggone District, BC”

Presented by Consulting Geoscientist Dr. James Lang

BMO Capital Markets 35th Global Metals, Mining & Critical Minerals Conference

Hollywood, Florida: February 22-25, 2026

President & CEO Diane Nicolson and Executive Chair Robert Dickinson will attend.

PDAC 2026

Metro Toronto Convention Centre

President & CEO Diane Nicolson and key members of Amarc’s technical team will attend.

•	Exhibit Hall: Booth #2850, March 1-4

•	Core Shack: March 1-2 Featuring the AuRORA Cu-Au-Ag Discovery

•	Technical Presentation Room 716: March 1 at 3:00 pm “AuRORA high-grade Cu-Au-Ag porphyry deposit: Discovery strategy and geology” Presented by Consulting Geoscientist Dr. James Lang

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i See Amarc January 17, 20 and February 28, 2025 releases

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Conference delegates are invited to contact Diane Nicolson, Amarc President & CEO, at (604) 684-6365 or dianenicolson@hdimining.com, or the Company’s investor relations representatives, Kin Communications, at (604) 684-6730 or AHR@kincommunications.com, in advance to organize a meeting or to request further information.

Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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